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CUSIP No. 648904200                     13D                Page 1 of 6 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 6

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

 New World Restaurant Group, Inc. f/k/a New World Coffee - Manhattan Bagel, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    648904200
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 5, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [_]


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CUSIP No. 648904200                     13D                Page 2 of 6 Pages
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    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                BET ASSOCIATES, L.P. ("BET")
                23-2957243
________________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [ ]
                                                                (b)  [x]
________________________________________________________________________________

    3.     SEC USE ONLY
________________________________________________________________________________

    4.     SOURCE OF FUNDS:

________________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e):                                       [ ]
________________________________________________________________________________
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

                                    Delaware
________________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |   Warrants to purchase 500,000 shares of Common Stock
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       -0- Shares
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |   Warrants to purchase 500,000 shares of Common Stock
               |_____|__________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- Shares
_______________|_____|__________________________________________________________

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               500,000
______________________________________________________________________________

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                   [ ]
______________________________________________________________________________

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.97%(1)
______________________________________________________________________________

   14.     TYPE OF REPORTING PERSON
                              PN
_____________________________________________________________________________



---------
(1) Includes shares of common stock issuable to BET upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.




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CUSIP No. 648904200                     13D                Page 3 of 6 Pages
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    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                BRUCE E. TOLL
________________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [ ]
                                                                (b)  [x]
________________________________________________________________________________

    3.     SEC USE ONLY
________________________________________________________________________________

    4.     SOURCE OF FUNDS:

________________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e):                                       [ ]
________________________________________________________________________________
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

                            UNITED STATES OF AMERICA
________________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |   (i)   419,250 shares of Common Stock
BENEFICIALLY   |     |   (ii)  Warrants to purchase 500,000 shares of
  OWNED BY     |     |         Common Stock
   EACH        |     |   (iii) Warrants to purchase 24,500 shares of
 REPORTING     |     |         Common Stock
PERSON WITH    |     |   (iv)  Warrants to purchase 73,500 shares of
               |     |         Common Stock
               |_____|__________________________________________________________
               |     |
               |  8. |   SHARED VOTING POWER
               |     |       -0- Shares
               |_____|__________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |   (i)   419,250 shares of Common Stock
               |     |   (ii)  Warrants to purchase 500,000 shares of
               |     |         Common Stock
               |     |   (iii) Warrants to purchase 24,500 shares of
               |     |         Common Stock
               |     |   (iv)  Warrants to purchase 73,500 shares of
               |     |         Common Stock
               |_____|__________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |   0 Shares
_______________|_____|__________________________________________________________

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,017,250
______________________________________________________________________________

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                   [ ]
______________________________________________________________________________

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.97%(2)
______________________________________________________________________________

   14.     TYPE OF REPORTING PERSON
                              IN
_____________________________________________________________________________



------------
(2) Includes shares of common stock issuable to BET Associates, L.P., The Bruce
    E. Toll Family Trust and The Bruce E. and Robbi S. Toll Foundation upon exercise of their warrants, but does not include any other shares issuable upon exercise of warrants issued to other persons.






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CUSIP No. 648904200                     13D                Page 4 of 6 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 6 (the "Amendment") amends Schedule 13D-A Amendment No. 5 which was filed on November 25, 2002 relating to the common stock (the "Common Stock") of New World Restaurant Group, Inc. (f/k/a New World Coffee - Manhattan Bagel, Inc.), a Delaware corporation ("New World"). The principal offices of New World are located at 1687 Cole Blvd., Golden, Colorado 80401.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to the shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and BET. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll and BET are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, the person referred to in paragraph (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the person referred to in paragraph (a) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         BET beneficially owns an aggregate of 500,000 shares (all of which BET may acquire upon exercise of its warrant) of Common Stock of New World, which constitutes approximately 0.97% of the 51,016,857 shares of Common Stock outstanding as of April 30, 2003, giving effect to the issuance of the shares which BET has the right to acquire upon exercise of its warrant.

         In his individual capacity, as the sole member of the general partner of BET and the Trustee of each of The Bruce E. Toll Family Trust (the "Family Trust") and The Bruce E. Toll and Robbi S. Toll Foundation (the "Foundation"), Mr. Toll beneficially owns an aggregate of 1,017,250 shares (representing 419,250 shares of Common Stock, 500,000 shares of which BET may acquire upon exercise of its warrants, 24,500 shares of which the Family Trust may acquire upon exercise of its warrant and 73,500 shares of which the Foundation may acquire upon exercise of its warrant) of Common Stock of New World, which constitutes approximately 1.97% of the 51,016,857 shares of Common Stock outstanding as of April 30, 2003, giving effect to the issuance of the shares which BET, the Family Trust and the Foundation have the right to acquire upon exercise of their warrants.






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CUSIP No. 648904200                     13D                Page 5 of 6 Pages
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         (b) In his individual capacity, as the sole member of the general partner of BET and the Trustee of each of the Family Trust and the Foundation, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which BET, the Family Trust and the Foundation have the right to acquire upon exercise of its warrants) beneficially owned by BET, the Family Trust and the Foundation.

         (c) Pursuant to Section 2 of that certain Exchange Agreement, dated as of January 18, 2001 by and among New World, BET and Brookwood New World Investors, LLC, as amended on June 19, 2001 and as of June 3, 2003 (the "Exchange Agreement"), BET acquired the following warrants to purchase shares of Common Stock on the following dates since the filing of Amendment No. 5 to this
Schedule 13D-A: (i) Warrant to purchase 96,785 shares of Common Stock issued on November 15, 2002, (ii) Warrant to purchase 96,438 shares of Common Stock issued on December 15, 2002, (iii) Warrant to purchase 573,379 shares of Common Stock issued on December 31, 2002, (iv) Warrant to purchase 108,737 shares of Common Stock issued on January 15, 2003, (v) Warrant to purchase 110,411 shares of Common Stock issued on February 15, 2003, (vi) Warrant to purchase 112,126 shares of Common Stock issued on March 15, 2003, (vii) Warrant to purchase 113,866 shares of Common Stock issued on April 15, 2003, and (viii) Warrant to purchase 115,622 shares of Common Stock issued May 15, 2003. Each of these Warrants or the shares of Common Stock issuable upon the exercise thereof were transferred to NWCI Holdings, LLC as set forth in Item 6 below.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On or about June 5, 2003, BET transferred the following securities of New World to NWCI Holdings, LLC, a newly formed Delaware limited liability company of which BET was the sole member ("NWCI"): (i) 12,073.554 shares of Series F Preferred Stock (in addition to payment-in-kind dividends accrued on such shares) (the "Series F Stock"), (ii) 5,066,026 shares of Common Stock (the "BET Common Stock"), and (iii) Warrants to acquire an aggregate of 1,337,364 shares of Common Stock (collectively, the "Securities"). BET acquired the BET Common Stock through its exercise of certain warrants it acquired in connection with its investment in the Series F Stock. In addition to the Securities, BET also transferred to NWCI any and all rights BET may have to receive additional securities of New World relating to BET's investment in the Series F Stock, including, without limitation, the right to receive warrants to purchase Common Stock pursuant to Section 2 of the Exchange Agreement.

         Pursuant to that certain Purchase Agreement dated as of June 5, 2003 (the "Purchase Agreement"), among BET, NWCI (together with BET, the "Sellers"), Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. (collectively, the "Purchasers"), on June 6, 2003, BET sold and transferred all of the membership interests in NWCI to the Purchasers and the Sellers granted to the Purchasers an irrevocable proxy to vote the Securities. Upon the consummation of the transaction contemplated by the Purchase Agreement, BET was no longer a beneficial owner of the Securities. A copy of the Purchase Agreement is attached to this Schedule 13-D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Purchase Agreement, dated as of June 5, 2003, by and among BET Associates, L.P., NWCI Holdings, LLC, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.



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CUSIP No. 648904200                     13D                Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2003

Bruce E. Toll
-------------
Bruce E. Toll


BET ASSOCIATES, L.P.

By: BRU LLC, its general partner


By: Bruce E. Toll
   -------------------
   Name: Bruce E. Toll
   Its:  Sole Member